Mail Stop 4-6


      January 19, 2005

Mr. Desmond Ross
President
Quantum Ventures, Inc.
8526 Shepherd Way
Delta BC, Canada V6C 4K1

      RE:	Quantum Ventures, Inc.
   Registration Statement on Form SB-2, as amended
   File No. 333-119146

Dear Mr. Ross:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Since this is a continuous offering, it is subject to Rule 415 of the Securities Act. Please add a box to the facing page of the registration statement identifying this filing as a 415 offering. See interpretation G.133 of the Corporation Finance Telephone Interpretations Manual.
2. To expedite our review process, please ensure that future response letters set forth the location of amended disclosure in your registration statement and your responses are consistent with such disclosure.
3. Prior comment 2. Please add risk factor disclosure concerning your possible status as a blank check company.
4. Prior comments 2, 30, 31, 32, and 42. Your MediFlow software is critical to the future of your business, yet the MediFlow software is not described in materially complete terms as requested in our previous comments. We note that a discussion of MediFlow`s acquisition and development, proposed/current functionality, as well as future development milestones should be provided. In addition, we noticed apparently conflicting supplemental disclosures including descriptions of MediFlow as both a "medical infectious disease analysis tool" and a "medical search engine." Further, we requested that you address the costs, requirements and functionality of MediFlow as it would apply to veterinarians, a targeted market. Finally, please revise your disclosure to eliminate technical jargon, such as SQL and ODBC.
5. For many prior comments you have supplementally provided brief answers but have not updated the corresponding disclosure in your registration statement. For example, in response to prior comment 42, you described a competitor, Mayer Zev Enterprises. However, you did not identify Mayer Zev as a competitor in your registration statement; and you also did not disclose that Meyer Zev Enterprises developed its own medical infectious disease analysis tool. Fully describe qualitative or quantitative information regarding your relative position or discuss your "numerous" competitors by name.
6. Prior comments 3 and 30. We note that you use the term "controlled" to describe Larry Cherrett`s role in 3493734 Manitoba from which you purchased the MediFlow software program. Please clarify the disclosure to indicate that Mr. Cherrett is the sole officer and director of this entity and advise if Mr. Cherrett is also the sole shareholder. Explain any ongoing relationship between
3493734 Manitoba and Quantum Ventures. Please also describe how
Mr.
Cherrett obtained the software developed by World Star Holdings.
7. Prior comment 4. We note your response. Please explain why there is no need for blue sky registration for this offering. In this regard, we note the disclosure in your plan of distribution regarding the need to comply with state securities laws. If you intend to rely upon state exemptions, please provide a detailed analysis of why you believe each state exemption is available to you.
8. In future amendments, please update your table of contents to include correct page numbers.



Prospectus Cover Page
9. As previously requested in prior comment 6, highlight the cross reference to the risk factors section and page by prominent type or similar manner. See Item 501(a)(5) of Regulation S-B.

Summary, page 3
10. Prior comment 9. Please revise the statement that the summary does not contain all of the information that may be important.
11. Reconcile your statement on page 3 that you had "no revenues" with your risk factor discussion stating that you have "nominal revenues."
12. Prior comment 12. Advise whether any consents were signed pursuant to a waiver of default.

Risk Factors, page 4
13. Please note that our prior comment 14 was intended as a guide to enhance your disclosure. We did not intend for you to remove all risk factors identified as examples in our comment. Further, we encouraged you to reconsider your disclosure and revise as appropriate, since many of your risk factor captions are too vague and generic or do not substantively describe the nature of the risk or harm to a potential shareholder. Please revise to describe all material risk factors to
Quantum Ventures or this offering. In this regard, please make sure that all information is updated at least through your September 30,
2004 interim period.

Selling Security Holders, page 9
14. Prior comment 16. As previously requested, advise as to how you located the purchasers for your Regulation S offering.

Directors, Executive Officers, Promoters and Control Persons, page
18
15. Prior comment 21. We note your disclosure stating that you have no employment agreements with directors. Since your two directors are also executive officers, please clarify that there are no employment agreements with employee-directors.
16. Please respond to our prior comment 23.
17. Please revise your disclosure to be specific as to the "hands on" experience of Mr. Ross. Clarify whether the "hands on" experience relates to accounting or finance.







Description of Business, page 24

Current and Planned Development, page 24
18. Prior comment 11. Please describe your intentions to purchase computers and other servers and their associative costs in md&a. See
Item 303(a)(1)(iii) of Regulation S-B.
19. Prior comment 33. Please discuss the testing undertaken by uncompensated "business associates" and disclose in greater quantifiable detail what is meant by your disclosure that the testing is done when these associates "are able." Please also advise if your
"business associates" have signed confidentiality agreements.
20. Please quantify the estimated marketing expenses described on page 29.
21. Prior comment 45. Please supplementally advise as to any efforts to obtain additional "equity funding."
22. Prior comments 35 and 53. Disclose, if true, that you have no plans for mergers or acquisitions. We note your discussion in md&a regarding the possibility of acquiring or merging with a private company.

Intellectual Property, page 23
23. Please disclose that at the time of the filing of your registration statement you had no protections for your intellectual property. Please also disclose that you had no rights to the Internet domain names http://www.quantumventures.com or http://www.mediflow.com.
24. Please disclose Mayer Zev Enterprize`s role in "collaborating" on the creation of your software. Does Mayer Zev have any intellectual property rights in your software? What relationship, if any, is there among World Star Holdings, Mr. Cherrett and Mayer Zev?
25. Please advise whether Quantum and Mr. Cherrett have taken all necessary steps to ensure ownership in proprietary rights for "MediFlow."
26. Prior comment 40. We cannot locate discussion regarding the material terms of your non-disclosure agreements.

Management`s Discussion and Analysis or Plan of Operation, page 27
27. Prior comments 34, 46 and 51. Describe in greater detail how you calculated that you need $255,000 to update the MediFlow software and meet the expenditure covenants under the Technology Purchase Agreement. As part of this discussion, please provide timeframes and milestones. (We note your brief discussion under Plan of Operation regarding registering your trademarks for $3500, completing development of your website and demonstration site for $6500 and initiating your marketing plans.) Please also include a discussion of the legal and fiscal ramifications associated with your spending covenants in the Technology Acquisition Agreement.
28. Prior Comment 45. Please supplementally advise as to Quantum`s status in obtaining government grants or participating in government programs. Please provide details on the type and nature of such grants or programs.
29. Prior comment 47. We are unable to locate the disclosure regarding the costs associated with Quantum becoming a public reporting company, including additional legal, accounting and general compliance costs as well as the sources of funds to be used to pay such costs.
30. Prior comment 48. We do not understand your response regarding outlining the components of the estimated $4,000 per month in expenditures.
31. Please describe in quantifiable terms the costs associated with hiring additional employees at each phase of Quantum`s plan of operation. We note your response to our prior comment 50 that you will not hire outside consultants, however this appears to be inconsistent with disclosure in your business discussion (i.e., marketing and employees/consultants).

Executive Compensation, page 31
32. Prior comments 58 and 59. Mr. Nittritz`s consulting fees should be reflected in the summary compensation table under salary or bonus, as appropriate. Please describe in the business section the production status of the preliminary website design for which Mr. Nittritz received compensation.


Consolidated Financial Statements

Consolidated Balance Sheet, Page E3
33. We note that you have separately reported your liability for acquired technology in response to prior comment 62. However, the amount reported on the balance sheet as of June 30, 2004 of $1,000 appears inconsistent with the $5,000 cash and $1,000 of common stock disclosed as unpaid in Note 3 to the consolidated financial statements (page F-10). Supplementally, reconcile these amounts. Also, explain why the technology purchase resulted in an investing cash outflow of $6,000 during the period from inception to June 30,
2004 if the consideration was unpaid as of the balance sheet date and the cash portion was limited to $5,000.

   Consolidated Statement of Cash Flow, page F5
34. The column heading in your consolidated statement of cash flows appears incorrect. Please revise.

Note 3. Technology Rights, page F10
35. We have read your response to prior comment 72 regarding the Technology Purchase Agreement and have the following additional comments:
* We note that you only addressed the cash consideration paid in accordance with the agreement and not the equity consideration in response to the first bullet point of the prior comment. Supplementally, address the first bullet point of the prior comment as it relates to the equity consideration considering that the agreement appears to require issuance of the shares at closing;
* Supplementally, clarify your response to the third bullet point of the prior comment to help us understand why you did not allocate consideration paid under the agreement to the non-compete provision solely because its term exceeds the useful life of the technology. In addition, tell us and disclose the useful life of the acquired technology and explain how you concluded that the technology asset is recoverable given its short life and the very early stage of the company`s development. Please be specific and provide us with any analyses used by management and the company`s auditors to determine recoverability; and
* We were unable to locate any additional disclosures addressing the fourth bullet point of the prior comment. Please revise.
36. We were unable to locate any supplemental response or additional disclosures addressing prior comment 73. Please respond supplementally and revise.










PART II

Other Expense of Issuance and Distribution, Page II-1

37. We note your expenditures of $6,500 for website development as part of the "cost of the offering." Please advise if this website was developed for the offering and why the website development is included as a "cost of the offering."
38. Please supplementally advise why the $3,500 trademark registration fees are included as a "cost of the offering."

Signatures, II-4
39. Please ensure that your next amendment sets forth the signatures of Messrs. Nittritz and Ross.

Exhibit 3.2
40. Please advise if the restrictions contained in Section 47 are appropriate terms for a public company. Further, please confirm the accuracy of your updated Section 47(c).
Exhibit 5.1
41. Please advise if Mr. Emas is admitted to practice law in the State of Nevada.

Exhibit 99.1
42. In the future please ensure you properly label exhibit 99.1 pursuant to Item 601(b)(10) of Regulation S-B.

Exhibit 99.2
43. Prior comment 77. We note that you have not filed exhibit 99.2 pursuant to your response. Please file an exhibit that lists any subsidiaries of Quantum Ventures and label it pursuant to Item
601(b)(21) of Regulation S-B.

* * * * *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Mark Kronforst at (202) 824-5341 or Lisa Mitrovich, Assistant Chief Accountant, at (202) 942-1836 if you have questions regarding comments on the financial statements and related
matters.  Please contact Adam Halper at (202) 824-5523 or me at
(202)
942-1800 with any other questions.

							Sincerely,



							Barbara C. Jacobs
      Assistant Director


cc:	Joseph I. Emas, Attorney at Law
	1224 Washington Ave
      Miami Beach, Florida 33139
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Quantum Ventures, Inc.
January 19, 2005
Page 8 of 8